U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1.  Investment Company Act File Number:           Date examination completed:
    811-4229                                         December 31, 1999

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2.  State identification Number:  N/A
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    AL            AK           AZ            AR           CA           CO
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    CT            DE           DC            FL           GA           HI
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    ID            IL           IN            IA           KS           KY
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    LA            ME           MD            MA           MI           MN
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    MS            MO           MT            NE           NV           NH
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    NJ            NM           NY            NC           ND           OH
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    OK            OR           PA            RI           SC           SD
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    TN            TX           UT            VT           VA           WA
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    WV            WI           WY            PUERTO RICO
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    Other (specify):
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3.  Exact name of investment company as specified in registration statement:
    Churchill Cash Reserves Trust
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4.  Address of principal executive office (number, street, city, state, zip code):
    380 Madison Avenue, Suite 2300, New York, NY 10017
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.




Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549 and Gary
     Waxman, Clearance Officer, Office of Management and Budget, Room 3208, New Executive Office Building, Washington, D.C. 20503.

                    Independent Auditors' Report


To the Board of Trustees of
Churchill Cash Reserves Trust:

We have examined management's assertion about Churchill Cash Reserves Trust's (the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests which we performed as of December 31, 1999, and the period from September 30, 1999 (the date of our last examination) through December 31, 1999, with respect to securities transactions, without prior notice to management:

* We agreed all securities reported by the Trust's accounting records to Banc One Investment Management & Trust Group (the Custodian) records as of December 31, 1999;

* We reviewed Bank One's Investment Management & Trust Group Report of Policies and Procedures Placed in Operation and Test of Operating
Effectiveness for the Trust Application System ("SAS 70 Report") for the period January 1, 1999 to September 30, 1999, and noted that no negative findings were reported on Asset Custody and Control and Trust
Accounting System;

* We obtained representation from the Custodian that all control policies and procedures as detailed in Section III of Custodian's SAS 70 Report have remained in operation and functioned adequately from October 1, 1999 through December 31, 1999.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Trust's compliance with specified requirements.

In our opinion, management's assertion that Churchill Cash Reserves Trust was in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Churchill Cash Reserves Trust and the Securities and Exchange Commission and should not be used by anyone other than these specified parties.


/s/  KPMG LLP
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March 6, 2000